The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

(415) 278-7000

February 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Tia L. Jenkins

Re:	The Gymboree Corporation
Form 10-K for Fiscal Year Ended February 2, 2013
Filed May 2, 2013
Response Dated January 29, 2014
File No. 000-21250

Dear Ms. Jenkins:

This letter is submitted on behalf of The Gymboree Corporation, a Delaware corporation (the “Company”), in response to the comment letter, dated February 3, 2014 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Annual Report on Form 10-K, filed May 2, 2013 (“Annual Report”).

For the convenience of the Staff’s review, the comments contained in the Comment Letter have been set forth below in italics, followed by the response of the Company.

Form 10-K for Fiscal Year Ended February 2, 2013

Item 8. Financial Statements and Supplementary Data, page 26

Note 22 Condensed Guarantor Data, page 64

1.	We read your response to comment 8. The Guarantor Subsidiaries have a large intercompany receivable balance as of each balance sheet date presented. As a result, we still are having difficulty understanding why the intercompany transfers amounts shown in the Guarantor Subsidiaries column would represent financing cash outflows. In your bank example, the Guarantor Subsidiaries would appear to be the ones depositing their funds, which would represent an investing activity. Please advise. Please also provide us any proposed future disclosure revisions.

Ms. Tia L. Jenkins

Securities and Exchange Commission

Division of Corporation Finance

Company Response:

In response to the Staff’s comment, the Company will present non-operating intercompany payments as investing cash outflows. We will disclose this revision in future filings. Our disclosure in our 2013 Form 10-K will be similar to the following proposed disclosure:

The Company and its guarantor subsidiaries participate in a cash pooling program. As part of this program, cash balances are generally swept on a daily basis between the guarantor subsidiary bank accounts and those of the Company. In addition, we pay expenses on behalf of our guarantor and non-guarantor subsidiaries on a regular basis. These types of transactions have been accounted for as intercompany transfers within investing and financing activities.

The Company’s transactions include interest, tax payments and intercompany sales transactions related to administrative costs incurred by the Company, which are billed to guarantor and non-guarantor subsidiaries on a cost plus basis. All intercompany transactions are presumed to be settled in cash and therefore are included in operating activities. Non-operating cash flow changes have been classified as investing and financing activities.

Subsequent to the issuance of the 2012 financial statements, management determined that within the condensed consolidating statement of cash flows, the intercompany transfers of the guarantor subsidiaries previously presented as financing activities should be classified as investing activities. The classification of these intercompany transfers has been corrected in the above condensed consolidating statements of cash flows for the years ended February 2, 2013 and January 28, 2012 to be presented within investing activities. This correction has no impact on the consolidated statement of cash flows for the years ended February 2, 2013 and January 28, 2012. The effect is summarized as follows:

	Year Ended February 2, 2013
	Guarantor Subsidiaries (As Previously Reported)	Guarantor Subsidiaries (As Corrected)	Eliminations (As Previously Reported)	Eliminations (As Corrected)
CASH FLOWS FROM INVESTING ACTIVITIES:
Intercompany transfers	$—	$(56,754)	$—	$56,754
Net cash provided by (used in) investing activities	(41,361)	(98,115)	(9,862)	46,892
CASH FLOWS FROM FINANCING ACTIVITIES:
Intercompany transfers	(56,754)	—	—	(56,754)
Net cash provided by (used in) financing activities	(62,754)	(6,000)	9,862	(46,892)

Ms. Tia L. Jenkins

Securities and Exchange Commission

Division of Corporation Finance

	Year Ended January 28, 2012
	Guarantor Subsidiaries (As Previously Reported)	Guarantor Subsidiaries (As Corrected)	Eliminations (As Previously Reported)	Eliminations (As Corrected)
CASH FLOWS FROM INVESTING ACTIVITIES:
Intercompany transfers	$—	$(77,060)	$—	$77,060
Net cash provided by (used in) investing activities	(30,526)	(107,586)	110	77,170
CASH FLOWS FROM FINANCING ACTIVITIES:
Intercompany transfers	(77,060)	—	—	(77,060)
Net cash provided by (used in) financing activities	(77,060)	—	(110)	(77,170)

*     *     *

In connection with the Comment Letter and the Company’s response thereto, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities Exchange Act of 1934, as amended (“Exchange Act Filings);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Exchange Act Filings; and

•	it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please contact the undersigned at (415) 278-7751 or Lynda Gustafson, Vice President, Corporate Controller of the Company at (415) 278-7448.

Very truly yours,

The Gymboree Corporation

By:	/s/ Evan Price
Name:	Evan Price
Title:	Chief Financial Officer

Ms. Tia L. Jenkins

Securities and Exchange Commission

Division of Corporation Finance

Copy to:

Mark Breitbard, Chief Executive Officer, The Gymboree Corporation

Lynda Gustafson, Vice President, Corporate Controller, The Gymboree Corporation

Adam Scott, Deloitte & Touche LLP

Thomas Holden, Ropes & Gray LLP